# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bolt Projects Holdings, Inc., CIK 0001841125
CUSIP: 09769B206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2261 MARKET STREET, SUITE 5447, 2261 MARKET STREET, SUITE 5447, SAN FRANCISCO, California (CA), 94114
Date of event which requires filing of this statement: 08/18/2025
Amends the filing with accession number 0001841125-25-000103
Filed by CIK 0002028090
Persons authorized to receive notices and communications: David Nate Breslauer, c/o Bolt Projects Holdings, Inc., 2261 Market Street, Suite 5447, San Francisco, California (CA), 94114, (415) 325-5912

## Reporting persons
- Breslauer David Nate (CIK 0002028090): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 119,613; shared voting power 0; sole dispositive power 119,613; shared dispositive power 0; aggregate amount beneficially owned 119,613 (4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Bolt Projects Holdings, Inc.
Address of issuer's principal executive offices: 2261 MARKET STREET, SUITE 5447, 2261 MARKET STREET, SUITE 5447, SAN FRANCISCO, California (CA), 94114
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 8, 2025 (as amended to date, the "Schedule 13D"), relating to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Bolt Projects Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Person is the beneficial owner of 119,613 shares of Common Stock, which consists of (i) 4,854 shares of Common Stock held directly, (ii) 39,167 shares of Common Stock held by the David N. Breslauer Family Trust, (iii) 68,739 shares of Common Stock that are issuable upon exercise of options exercisable as of or within 60 days of the date hereof and (iv) 6,853 shares of Common Stock underlying restricted stock units vesting or vested and subject to deferred settlement within 60 days of the date hereof.

The Reporting Person's beneficial ownership represents approximately 4.0% of the Issuer's outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 of the Act.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 2,899,396 shares of Common Stock outstanding as of August 18, 2025, as provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote: 119,613
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 119,613
Shared power to dispose or to direct the disposition: 0
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, during the past 60 days, the Reporting Person has not effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the date hereof, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

## Signatures
- Breslauer David Nate: /s/ David Nate Breslauer, David Nate Breslauer (08/20/2025)